UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Hiroshi Tachigami General Manager Marubeni Corporation 4-2 Ohtemachi 1-chome, Chiyoda-Ku Tokyo, 100-8088, Japan +81-3-3282-9779

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,257,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,257,958
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,257,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of February 9, 2023.

CUSIP No. Y2294C107	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan Offshore Wind Power LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,257,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,257,958
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,257,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of February 9, 2023.

This Amendment No. 8 (this “Amendment No. 8”) is filed by Marubeni Corporation and Japan Offshore Wind Power LLC (together, the “Reporting Persons”) and relates to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2021 (as amended and supplemented on November 12, 2021 by that certain Amendment No. 1 to the Schedule 13D, as further amended and supplemented on May 16, 2022 by that certain Amendment No. 2 to the Schedule 13D, as further amended and supplemented on July 5, 2022 by that certain Amendment No. 3 to the Schedule 13D, as further amended and supplemented on October 7, 2022 by that certain Amendment No. 4 to the Schedule 13D, as further amended and supplemented on December 1, 2022 by that certain Amendment No. 5 to the Schedule 13D, as further amended and supplemented on January 26, 2023 by that certain Amendment No. 6 to the Schedule 13D, as further amended and supplemented on March 3, 2023 by that certain Amendment No. 7 to the Schedule 13D, and as amended and supplemented through the date of this Amendment No. 8, the “Schedule 13D”) by the reporting persons named therein, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 8 amends Items 4, 5 and 6 of the Schedule 13D as set forth below:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

“Termination of Rule 10b5-1 Trading Plan

On March 13, 2023, JOWP terminated its Rule 10b5-1 Trading Plan with Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (the “10b5-1 Plan”).”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Each Reporting Person may be deemed to beneficially own the aggregate number and percentage of the class of Common Shares (based on the number of Common Shares outstanding as contained in the most recently available filing with the Commission by the Company) set forth in rows 11 and 13, respectively, on the second part of the on the cover page to this Schedule 13D for such Reporting Person, and such information is incorporated by reference herein.

The numbers of Common Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in rows 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for such Reporting Person, and such information is incorporated herein by reference.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares, or has the power to vote or to direct the vote or to dispose or direct the disposition of any Common Shares.

(c)       Schedule B to the Schedule 13D, which is incorporated herein by reference, sets forth prior transactions effected by the Reporting Persons in accordance with Item 5(c) of Schedule 13D. All transactions reported on Schedule B were effected pursuant to JOWP’s 10b5-1 Plan.

(d)       Not applicable.

(e)       Not applicable.

Page 4 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

“Termination of Rule 10b5-1 Trading Plan

As described in Item 4 above, on March 13, 2023, JOWP terminated the 10b5-1 Plan.”

Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2023

MARUBENI CORPORATION

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	General Manager, Offshore Wind & Domestic Renewable Energy Dept.

JAPAN OFFSHORE WIND POWER LLC

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	Director

[Signature Page to Amendment No. 8 to Schedule 13D]

SCHEDULE B

Date of Transaction	Transaction	Number of Shares	Price Per Share*	Price Range*
December 2, 2022	Sold	8,636	$9.35	$9.05 to $9.47
December 5, 2022	Sold	8,476	$9.43	$9.36 to $9.57
December 6, 2022	Sold	12,960	$9.43	$9.35 to $9.62
December 7, 2022	Sold	16,067	$9.40	$9.32 to $9.52
December 8, 2022	Sold	7,900	$9.48	$9.26 to $9.57
December 9, 2022	Sold	6,767	$9.49	$9.33 to $9.69
December 12, 2022	Sold	14,470	$9.56	$9.39 to $9.68
December 13, 2022	Sold	8,900	$9.57	$9.48 to $9.70
December 14, 2022	Sold	7,696	$9.59	$9.46 to $9.74
December 15, 2022	Sold	9,572	$9.38	$9.28 to $9.54
December 16, 2022	Sold	11,100	$9.33	$9.22 to $9.42
December 19, 2022	Sold	6,945	$9.19	$9.10 to $9.46
December 20, 2022	Sold	11,200	$9.71	$9.39 to $9.89
December 21, 2022	Sold	15,400	$10.18	$9.85 to $10.39
December 22, 2022	Sold	12,572	$9.78	$9.61 to $10.31
December 23, 2022	Sold	10,036	$9.97	$9.69 to $10.18
December 27, 2022	Sold	6,800	$10.00	$9.83 to $10.41
December 28, 2022	Sold	7,176	$9.80	$9.72 to $9.93
December 29, 2022	Sold	8,245	$10.01	$9.78 to $10.14
December 30, 2022	Sold	6,976	$9.99	$9.86 to $10.09
January 3, 2023	Sold	13,461	$9.79	$9.53 to $10.16
January 4, 2023	Sold	15,100	$9.72	$9.56 to $9.93
January 5, 2023	Sold	13,600	$9.82	$9.71 to $10.01
January 6, 2023	Sold	39,700	$10.08	$9.71 to $10.50
January 10, 2023	Sold	11,400	$10.32	$10.09 to $10.44
January 11, 2023	Sold	9,576	$10.16	$10.04 to $10.51
January 12, 2023	Sold	7,500	$10.30	$10.00 to $10.44
January 13, 2023	Sold	12,351	$10.59	$10.31 to $10.71
January 17, 2023	Sold	8,100	$10.72	$10.48 to $10.80
January 18, 2023	Sold	11,687	$10.62	$10.27 to $11.00
January 19, 2023	Sold	8,267	$10.48	$10.19 to $10.66
January 20, 2023	Sold	6,600	$10.55	$10.44 to $10.70
January 23, 2023	Sold	9,746	$10.04	$9.84 to $10.55
January 24, 2023	Sold	9,794	$9.70	$9.42 to $9.94
January 25, 2023	Sold	13,353	$10.00	$9.53 to $10.27
January 26, 2023	Sold	8,151	$10.31	$10.18 to $10.40
January 27, 2023	Sold	16,989	$10.11	$10.00 to $10.45
January 30, 2023	Sold	9,154	$10.16	$10.08 to $10.36

Page 7 of 8 Pages

SCHEDULE B

January 31, 2023	Sold	12,679	$10.49	$10.17 to $10.59
February 1, 2023	Sold	8,679	$10.69	$10.59 to $10.83
February 2, 2023	Sold	12,287	$9.82	$9.64 to $10.16
February 2, 2023	Sold	6,065	$10.47	$10.16 to $10.81
February 3, 2023	Sold	13,179	$9.81	$9.66 to $10.06
February 6, 2023	Sold	7,878	$9.83	$9.77 to $9.95
February 7, 2023	Sold	8,156	$9.88	$9.73 to $10.05
February 8, 2023	Sold	10,099	$9.80	$9.69 to $9.98
February 9, 2023	Sold	19,800	$10.64	$10.30 to $11.20
February 10, 2023	Sold	9,852	$9.39	$9.10 to $9.66
February 10, 2023	Sold	20,548	$10.37	$9.67 to $10.62
February 13, 2023	Sold	22,400	$10.30	$10.06 to $10.84
February 14, 2023	Sold	8,601	$10.33	$10.11 to $10.48
February 15, 2023	Sold	10,064	$10.24	$10.16 to $10.34
February 16, 2023	Sold	32,036	$9.85	$9.57 to $10.13
February 17, 2023	Sold	12,000	$10.01	$9.86 to $10.10
February 21, 2023	Sold	15,500	$9.83	$9.67 to $10.15
February 22, 2023	Sold	30,447	$9.92	$9.58 to $10.31
February 22, 2023	Sold	25,053	$10.44	$10.31 to $10.72
February 24, 2023	Sold	19,400	$10.16	$10.07 to $10.40
February 27, 2023	Sold	13,100	$10.24	$10.09 to $10.51
February 28, 2023	Sold	13,000	$10.55	$10.20 to $10.71
March 1, 2023	Sold	11,037	$10.54	$10.34 to $10.66
March 2, 2023	Sold	10,424	$10.64	$10.55 to $10.68
March 3, 2023	Sold	10,849	$10.58	$10.45 to $10.76
March 6, 2023	Sold	10,986	$10.36	$10.23 to $10.60
March 7, 2023	Sold	13,178	$10.28	$10.15 to $10.41
March 8, 2023	Sold	9,500	$10.40	$10.32 to $10.51
March 9, 2023	Sold	14,300	$10.07	$9.94 to $10.43
March 10, 2023	Sold	11,100	$9.85	$9.63 to $10.15

*The Price Per Share reported above is a weighted average price. The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of shares purchased or sold at each separate price.

Page 8 of 8 Pages